SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AbitibiBowater Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
003687209
(CUSIP Number)
Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
— With a copy to —
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
December 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	003687209	13D	Page	2	of	56	Pages

(1)	NAME OF REPORTING PERSON V. Prem Watsa

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	13,182,494

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

13,182,494

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,182,494

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	003687209	13D	Page	3	of	56	Pages

(1)	NAME OF REPORTING PERSON 1109519 ONTARIO LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	13,182,494

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

13,182,494

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,182,494

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	4	of	56	Pages

(1)	NAME OF REPORTING PERSON THE SIXTY TWO INVESTMENT COMPANY LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	13,182,494

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

13,182,494

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,182,494

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	5	of	56	Pages

(1)	NAME OF REPORTING PERSON 810679 ONTARIO LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	13,182,494

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

13,182,494

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,182,494

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	6	of	56	Pages

(1)	NAME OF REPORTING PERSON FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	13,182,494

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

13,182,494

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,182,494

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	7	of	56	Pages

(1)	NAME OF REPORTING PERSON TIG INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

California

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	1,269,625

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

1,269,625

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,269,625

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	8	of	56	Pages

(1)	NAME OF REPORTING PERSON THE NORTH RIVER INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	1,265,588

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

1,265,588

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,265,588

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	9	of	56	Pages

(1)	NAME OF REPORTING PERSON ODYSSEY AMERICA REINSURANCE CORPORATION

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	3,667,903

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

3,667,903

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,667,903

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	10	of	56	Pages

(1)	NAME OF REPORTING PERSON UNITED STATES FIRE INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	252,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

252,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

252,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	11	of	56	Pages

(1)	NAME OF REPORTING PERSON MARKEL INSURANCE COMPANY OF CANADA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	465,682

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

465,682

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,682

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	12	of	56	Pages

(1)	NAME OF REPORTING PERSON COMMONWEALTH INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	295,303

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

295,303

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

295,303

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	13	of	56	Pages

(1)	NAME OF REPORTING PERSON FEDERATED INSURANCE COMPANY OF CANADA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	104,621

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

104,621

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,621

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	14	of	56	Pages

(1)	NAME OF REPORTING PERSON LOMBARD GENERAL INSURANCE COMPANY OF CANADA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	624,357

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

624,357

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

624,357

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	15	of	56	Pages

(1)	NAME OF REPORTING PERSON LOMBARD INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	84,373

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

84,373

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,373

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687209	13D	Page	16	of	56	Pages

(1)	NAME OF REPORTING PERSON ZENITH INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

California

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	325,506

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

325,506

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,506

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission on April 11, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey America Reinsurance Corporation, United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company and Zenith Insurance Company (collectively, the “Reporting Persons”), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on October 17, 2008 and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 23, 2009.
     Amendment No. 1 to the Schedule 13D related to the election by AbitibiBowater Inc., a Delaware corporation (“AbitibiBowater”), pursuant to the terms of the Notes (as defined in Item 3 herein), to pay interest on the Notes on the October 15, 2008 interest payment date entirely by increasing the principal amount of the Notes in lieu of paying cash interest on the Notes.
     Amendment No. 2 to the Schedule 13D was filed to report that Fairfax Financial Holdings Limited had entered into a Support Agreement and a Firm Commitment Agreement related to a recapitalization proposal of AbitibiBowater with respect to its Abitibi-Consolidated Inc. (“ACI”) subsidiary.
     This Amendment No. 3 to the Schedule 13D is being filed as a result of the issuance of Shares (as defined in Item 1 herein) to the Reporting Persons in connection with the emergence from bankruptcy and reorganization of AbitibiBowater and certain of its affiliates (the “Reorganization”). Pursuant to the Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated as of November 23, 2010, among AbitibiBowater and certain of its affiliates and the debtors named therein (the “Plan”), the Reporting Persons received an aggregate of 13,182,494 Shares in partial consideration of their claims arising from their ownership of debt securities of AbitibiBowater and its affiliates.
     The following amendments to Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby made:

Item 1.	Security and Issuer.
          Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The class of securities to which this statement relates is the new shares (the “Shares”) of common stock, $0.001 par value, of AbitibiBowater. The Shares are listed on the New York Stock Exchange. The address of the principal executive office of AbitibiBowater is 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2.”

Item 2.	Identity and Background.
          Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
           “This statement is being jointly filed by the following persons:

1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
2. 1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
3. The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;
4. 810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
5. Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
6. TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;
7. The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business address and principal office address of North River is 305 Madison Avenue, Morristown, New Jersey 07962;
8. Odyssey America Reinsurance Corporation (“OARC”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of ORH. The principal business of OARC is reinsurance. The principal business address and principal office address of OARC is 300 First Stamford Place, Stamford, Connecticut 06902;
9. United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;
10. Markel Insurance Company of Canada (“Markel”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Markel is property/casualty insurance. The principal business address and principal office address of Markel is 55 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2H7;

11. Commonwealth Insurance Company (“Commonwealth”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Commonwealth is property/casualty insurance. The principal business address and principal office address of Commonwealth is 595 Burrard Street, Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC, Canada, V7X 1G4;
12. Federated Insurance Company of Canada (“Federated”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Federated is property/casualty insurance. The principal business address and principal office address of Federated is 717 Portage Ave., Winnipeg, Manitoba, Canada, R3C 3C9;
13. Lombard General Insurance Company of Canada (“LGICC”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of LGICC is property/casualty insurance. The principal business address and principal office address of LGICC is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;
14. Lombard Insurance Company (“Lombard”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Lombard is property/casualty insurance. The principal business address and principal office address of Lombard is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9; and
15. Zenith Insurance Company (“Zenith”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of Zenith is property/casualty insurance. The principal business and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California 91367-5021;
     Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, TIG, North River, OARC, US Fire, Markel, Commonwealth, Federated, LGICC, Lombard or Zenith that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
     The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, or N, as the case may be, and such Annexes are incorporated herein by reference.
     Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
     During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the persons listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, or N have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.
          Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The Shares owned by the Reporting Persons were acquired in partial consideration of the Reporting Persons’ claims arising from their ownership of debt securities (the “Debt Securities”) of AbitibiBowater and its affiliates (including AbitibiBowater notes that were convertible into shares of AbitibiBowater’s old common stock, par value $1.00 per share), which Debt Securities have been canceled pursuant to the Plan. See Item 6 herein.”

Item 4.	Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The Shares were acquired for investment purposes.
          The Reporting Persons have the following plans and proposals:
          (a) Except as described herein, the Reporting Persons currently do not intend to acquire or dispose of securities of AbitibiBowater, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in AbitibiBowater, including the price and availability of the securities of AbitibiBowater, subsequent developments affecting AbitibiBowater’s business, other investment and business opportunities available to the Reporting Persons and general market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of AbitibiBowater or may decide in the future to sell all or part of their investment in AbitibiBowater. See Item 6 herein;
          (b) The Reporting Persons have no plans or proposals to cause AbitibiBowater to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of AbitibiBowater or any of its subsidiaries;
          (c) The Reporting Persons have no plans or proposals to cause AbitibiBowater or any of its subsidiaries to sell or transfer a material amount of assets;
          (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of AbitibiBowater, whether through a change in the number or term of directors or otherwise;
          (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of AbitibiBowater;
          (f) The Reporting Persons have no plans or proposals to cause AbitibiBowater to make any other material change in its business or corporate structure;

          (g) The Reporting Persons have no plans or proposals to cause AbitibiBowater to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of AbitibiBowater by any person;
          (h) The Reporting Persons have no plans or proposals to cause any class of securities of AbitibiBowater to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;
          (i) The Reporting Persons have no plans or proposals to cause any class of equity securities of AbitibiBowater to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and
          (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.”

Item 5.	Interest in the Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
          The percentage of the Shares beneficially owned by each of the Reporting Persons was calculated based on 97,134,954 Shares issued and outstanding. See Item 6 herein.
          (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
          (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M or N beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.
          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons, and certain pension plans of certain subsidiaries of Fairfax.
          (e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
          Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “In connection with AbitibiBowater and its affiliates’ Chapter 11 proceedings, the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) held a series of hearings to consider confirmation of the Plan. On November 23, 2010, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Plan.
          On December 9, 2010, the Plan became effective and AbitibiBowater and its debtor affiliates emerged from Chapter 11 protection. Upon the effectiveness of the Plan, the Debt Securities were canceled. Subsequently, the Reporting Persons received an aggregate of 13,182,494 Shares in partial consideration of their claims arising from their ownership of the Debt Securities.
          Following the Reorganization, 73,752,881 Shares were distributed to certain creditors named in the Plan on a pro rata basis within certain creditor classes based on Allowed Claims (as defined in the Plan). In addition, 23,382,073 Shares were issued and are being held in reserve for the benefit of holders of disputed claims, including a claim (the “Contribution Claim”) asserted by certain holders of the 7.95% notes due November 15, 2011 issued by Bowater Canada Finance Corporation. To the extent that the Contribution Claim or other disputed claims are allowed, obligations arising therefrom will be satisfied by a distribution of Shares currently held in escrow (the “Escrow Shares”) to former holders of such disputed claims, respectively. Escrow Shares sufficient to satisfy the entire Contribution Claim are currently held in escrow pending the outcome of such claims. If the Contribution Claim is disallowed, the Escrow Shares will be distributed on a pro rata basis to certain of the debtors’ creditors, including the Reporting Persons.
          A copy of the Confirmation Order, of which the Plan forms a part, is included as Exhibit 2.2 to AbitibiBowater’s current report on Form 8-K, filed with the Securities Exchange Commission on November 30, 2010, and is incorporated by reference into this Item 6.”

Item 7.	Material to be filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

Ex. 3.1	Joint filing agreement dated as of December 27, 2010 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey America Reinsurance Corporation, United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company and Zenith Insurance Company.

Ex. 3.2.	Confirmation Order dated as of November 23, 2010, including AbitibiBowater’s second amended joint plan of reorganization under Chapter 11 of the Bankruptcy Code, dated as of November 23, 2010, among AbitibiBowater and certain of its affiliates and the debtors named therein (incorporated by reference to AbitibiBowater’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2010).

SIGNATURES
          After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.
          IN WITNESS WHEREOF, the undersigned have executed this instrument as of the 27th day of December, 2010.

V. PREM WATSA
/s/ V. Prem Watsa

1109519 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

THE SIXTY TWO INVESTMENT COMPANY LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

810679 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	Chairman and Chief Executive Officer

TIG INSURANCE COMPANY
By:	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Chief Financial Officer and Senior Vice President

THE NORTH RIVER INSURANCE COMPANY
By:	/s/ Paul Bassaline
	Name:	Paul Bassaline
	Title:	Vice President Finance and Assistant Controller

ODYSSEY AMERICA REINSURANCE CORPORATION
By:	/s/ Kirk M. Reische
	Name:	Kirk M. Reische
	Title:	Vice President

MARKEL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

COMMONWEALTH INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

FEDERATED INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD GENERAL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

UNITED STATES FIRE INSURANCE COMPANY
By:	/s/ Paul Bassaline
	Name:	Paul Bassaline
	Title:	Vice President Finance and Assistant Controller

ZENITH INSURANCE COMPANY
By:	/s/ Michael Jansen
	Name:	Michael Jansen
	Title:	Executive Vice President and General Counsel

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of TIG Insurance Company

F	Directors and Executive Officers of The North River Insurance Company

G	Directors and Executive Officers of Odyssey America Reinsurance Corporation

H	Directors and Executive Officers of United States Fire Insurance Company

I	Directors and Executive Officers of Markel Insurance Company of Canada

J	Directors and Executive Officers of Commonwealth Insurance Company

K	Directors and Executive Officers of Federated Insurance Company of Canada

L	Directors and Executive Officers of Lombard General Insurance Company of Canada

M	Directors and Executive Officers of Lombard Insurance Company

N	Directors and Executive Officers of Zenith Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary)	Fairfax Financial Holdings Limited

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary and Director)	Fairfax Financial Holdings Limited

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary)	Fairfax Financial Holdings Limited

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(Chairman and Chief Executive Officer)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Anthony Griffiths	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Robert Gunn	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Brandon W. Sweitzer	Senior Advisor to the President of the	United States
(Director)	Chamber of Commerce of The United States
1615 H Street, NW
Washington, DC 20062

Alan D. Horn	Chairman, Rogers Communications Inc. and	Canadian
(Director)	President and Chief Executive Officer,
Rogers Telecommunications Limited
Toronto, Ontario, Canada

Timothy R. Price	Chairman of Brookfield Funds	Canadian
(Director)	Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street
Toronto, ON M5J 2T3

John Varnell	Vice President and Chief	Canadian
(Vice President and	Financial Officer,
Chief Financial Officer)	Fairfax Financial Holdings Limited

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President, Corporate Affairs)	Fairfax Financial Holdings Limited

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Paul Rivett	Vice President, Chief Legal Officer,	Canadian
(Vice President, Chief Legal Officer)	Fairfax Financial Holdings Limited

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President and Secretary, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria	Senior Vice President,	United States
(Senior Vice President and Director)	Riverstone Resources LLC
250 Commercial Street, Suite 5000
Manchester, NH 03101

Richard J. Fabian	Senior Vice President and General Counsel,	United States
(Senior Vice President,	Riverstone Resources LLC
General Counsel and Director)	250 Commercial Street, Suite 5000
Manchester, NH 03101

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Andrew A. Barnard (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Jan Christiansen	Executive Vice President and	United States
(Executive Vice President and	Chief Financial Officer,
Director)	Odyssey Re Holdings Corp.

James B. Salvesen	Senior Vice President and	United States
(Senior Vice President and	Chief Financial Officer,
Chief Financial Officer)	Odyssey America Reinsurance Corporation

Peter H. Lovell	Senior Vice President, General Counsel	United States
(Senior Vice President, General	and Corporate Secretary,
Counsel and Corporate Secretary)	Odyssey Re Holdings Corp.

Brian D. Young	Executive Vice President and	United States
(Executive Vice President and	Chief Operating Officer,
Director)	Odyssey Re Holdings Corp.

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
MARKEL INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Markel Insurance Company of Canada.

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark J. Ram	President and Chief Executive Officer,	Canadian
(Chair)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Silvy Wright	President,	Canadian
(President and Director)	Markel Insurance Company of Canada
55 University Avenue
Suite 1500
Toronto, Ontario M5J 2H7

Lori McDougall (Chief Financial Officer and Director)	Chief Financial Officer, Markel Insurance Company of Canada 55 University Avenue	Canadian
Suite 1500
Toronto, Ontario M5J 2H7

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Craig Pinnock	Chief Financial Officer,	Canadian
(Director)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Nora Hillyer	Senior Vice President, Underwriting	Canadian
(Senior Vice President,	Markel Insurance Company of Canada
Underwriting)	55 University Avenue
Suite 1500
Toronto, Ontario M5J 2H7

Timothy Courtney	Vice President, Corporate Underwriting	Canadian
(Vice President,	Markel Insurance Company of Canada
Corporate Underwriting)	55 University Avenue
Suite 1500
Toronto, Ontario M5J 2H7

Will Mandau	Vice President, Claims	Canadian
(Vice President, Claims)	Markel Insurance Company of Canada
55 University Avenue
Suite 1500
Toronto, Ontario M5J 2H7

Elaine Lajeunesse	Vice President, Actuarial Services	Canadian
(Vice President, Actuarial Services)	Markel Insurance Company of Canada 55 University Avenue
Suite 1500
Toronto, Ontario M5J 2H7

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
COMMONWEALTH INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Commonwealth Insurance Company.

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark J. Ram	President and Chief Executive Officer,	Canadian
(Chair)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Timothy R. Ius	President and Chief Executive Officer	Canadian
(President, Chief Executive Officer	Commonwealth Insurance Company
and Director)	595 Burrard Street
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

Stewart J. Woo	Chief Financial Officer,	Canadian
(Chief Financial Officer and Director)	Commonwealth Insurance Company
595 Burrard Street
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Craig Pinnock	Chief Financial Officer,	Canadian
(Director)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

B. Timothy Davies	Chief Underwriting Officer,	Canadian
(Chief Underwriting Officer)	Commonwealth Insurance Company
595 Burrard Street
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

Bruce M. Gregg	Chief Risk Officer,	Canadian
(Chief Risk Officer)	Commonwealth Insurance Company
595 Burrard Street
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

Edward P. Hunter (Senior Vice President, Underwriting, U.S. Division)	Senior Vice President, Underwriting, U.S. Division, Commonwealth Insurance Company 595 Burrard Street	Canadian
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

Patricia A. Gibson	Senior Vice President, Administration,	Canadian
(Senior Vice President,	Commonwealth Insurance Company
Administration)	595 Burrard Street
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

ANNEX K
DIRECTORS AND EXECUTIVE OFFICERS OF
FEDERATED INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Federated Insurance Company of Canada.

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark J. Ram	President and Chief Executive Officer,	Canadian
(Chair)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

John Paisley	President and Chief Executive Officer,	Canadian
(President, Chief Executive Officer and Director)	Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9

Garrick Hurlin (Chief Financial Officer, Vice President, Finance, Corporate Secretary and Director)	Chief Financial Officer, Vice President, Finance and Corporate Secretary, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Craig Pinnock	Chief Financial Officer,	Canadian
(Director)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Sylvain Baril (Senior Vice President, Business Operations (Underwriting))	Senior Vice President, Business Operations (Underwriting), Federated Insurance Company of Canada 717 Portage Avenue	Canadian
Winnipeg, Manitoba R3C 3C9

George Halkiotis	Vice President, Claims,	Canadian
(Vice President, Claims)	Federated Insurance Company of Canada
717 Portage Avenue
Winnipeg, Manitoba R3C 3C9

Mark Greenway (Vice President, Business Operations (Sales))	Vice President, Business Operations (Sales), Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Douglas Overwater (Vice President, Corporate Relations)	Vice President, Corporate Relations Federated Insurance Company of Canada 717 Portage Avenue	Canadian
Winnipeg, Manitoba R3C 3C9

ANNEX L
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD GENERAL INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Lombard General Insurance Company of Canada.

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark J. Ram (Chair and Chief Executive Officer)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor	Canadian
Toronto, Ontario M5H 1P9

Fabian Richenberger (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Jane Gardiner-Robinson (Executive Vice President and Director)	Executive Vice President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock	Chief Financial Officer,	Canadian
(Director)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Stephen F. McManus (Senior Vice President, Chief Financial Officer and Treasurer)	Senior Vice President, Chief Financial Officer and Treasurer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

William J. Dunlop (Senior Vice President, General Counsel & Human Resources and Secretary)	Senior Vice President, General Counsel & Human Resources and Secretary, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jean Roy (Senior Vice President, Actuarial)	Senior Vice President, Actuarial, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Glenn Penny (Senior Vice President, Customer Services Operations)	Senior Vice President, Customer Services Operations, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Katharine M. Allan (Senior Vice President, Personal Lines Retail & Chief Underwriting Officer)	Senior Vice President, Personal Lines Retail & Chief Underwriting Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark L. LeBlanc	Senior Vice President, Central Region,	Canadian
(Senior Vice President, Central Region)	Lombard General Insurance Company of Canada
105 Adelaide Street West
3rd Floor
Toronto, Ontario M5H 1P9

Richard Lapierre	Vice President, Quebec Region,	Canadian
(Vice President, Quebec Region)	Lombard General Insurance Company of Canada 105 Adelaide Street West
3rd Floor
Toronto, Ontario M5H 1P9

ANNEX M
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Lombard Insurance Company.

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark J. Ram	President and Chief Executive Officer,	Canadian
(Chair and Chief Executive Officer)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Fabian Richenberger	President,	Swiss
(President and Director)	Lombard General Insurance Company of Canada
105 Adelaide Street West
3rd Floor
Toronto, Ontario M5H 1P9

Jane Gardiner-Robinson (Executive Vice President and Director)	Executive Vice President, Lombard General Insurance Company of Canada 105 Adelaide Street West	Canadian
3rd Floor
Toronto, Ontario M5H 1P9

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Craig Pinnock	Chief Financial Officer,	Canadian
(Director)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director	Canadian
Toronto, Ontario, Canada

Stephen F. McManus (Senior Vice President, Chief Financial Officer and Treasurer)	Senior Vice President, Chief Financial Officer and Treasurer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

William J. Dunlop (Senior Vice President, General Counsel & Human Resources and Secretary)	Senior Vice President, General Counsel & Human Resources and Secretary, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jean Roy	Senior Vice President, Actuarial,	Canadian
(Senior Vice President, Actuarial)	Lombard General Insurance Company of Canada 105 Adelaide Street West
3rd Floor
Toronto, Ontario M5H 1P9

Glenn Penny (Senior Vice President, Customer Services Operations)	Senior Vice President, Customer Services Operations, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Katharine M. Allan (Senior Vice President, Personal Lines Retail & Chief Underwriting Officer)	Senior Vice President, Personal Lines Retail & Chief Underwriting Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark L. LeBlanc	Senior Vice President, Central Region,	Canadian
(Senior Vice President, Central Region)	Lombard General Insurance Company of Canada 105 Adelaide Street West
3rd Floor
Toronto, Ontario M5H 1P9

Richard Lapierre (Vice President, Quebec Region)	Vice President, Quebec Region, Lombard General Insurance Company of Canada 105 Adelaide Street West	Canadian
3rd Floor
Toronto, Ontario M5H 1P9

ANNEX N
DIRECTORS AND EXECUTIVE OFFICERS OF
ZENITH INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Stanley R. Zax (Chief Executive Officer and Chairman of the Board of Directors)	Chief Executive Officer and Chairman of the Board of Directors, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Janet D. Frank (President and Chief Operating Officer and Director)	President and Chief Operating Officer, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Jack D. Miller	Vice Chairman, Zenith Insurance Company	United States
(Vice Chairman and Director)	21255 Califa St.
Woodland Hills, CA 91367

Michael E. Jansen (Executive Vice President and General Counsel and Director)	Executive Vice President and General Counsel, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Kari L. Van Gundy (Executive Vice President, Chief Financial Officer and Treasurer and Director)	Executive Vice President, Chief Financial Officer & Treasurer, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Robert E. Meyer (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Davidson M. Pattiz (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Hyman J. Lee Jr. (Senior Vice President and Assistant General Counsel and Secretary)	Senior Vice President and Assistant General Counsel and Secretary, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Exhibit Index

Exhibit No.	Description

Ex. 3.1	Joint filing agreement dated as of December 27, 2010 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey America Reinsurance Corporation, United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company and Zenith Insurance Company.

Ex. 3.2.	Confirmation Order dated as of November 23, 2010, including AbitibiBowater’s second amended joint plan of reorganization under Chapter 11 of the Bankruptcy Code, dated as of November 23, 2010, among AbitibiBowater and certain of its affiliates and the debtors named therein (incorporated by reference to AbitibiBowater’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2010).